Filed Pursuant to Rule 433
Registration No. 333-134553

Equities
Structured Equity Solutions

Preliminary Terms and Conditions, February 21, 2007	Telephone: +1 212 526 0905

Buffered Principal at Risk Enhanced Participation Notes
Linked to a Basket of Five Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 230-I dated February 21, 2007, underlying supplement no. 700 dated January 29, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 700, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 700, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek exposure to an enhanced participation in any appreciation of a diversified Basket of five indices at maturity.  Partial principal protection investments can help reduce portfolio risk while maintaining an enhanced exposure to equities.  The Basket, which consists of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index, also allows investors the opportunity for diversification. Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 85% of their principal if the Basket declines.  The Notes do not have direct foreign currency exposure with respect to the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index.

Issuer:	Lehman Brothers Holdings Inc.
Basket:

The notes are linked to a Basket consisting of the S&P 500® Index (SPX), the Dow Jones EURO STOXX 50® Index (SX5E), the FTSE 100 Index® (UKX), the Nikkei 225SM Index (NKY) and the S&P®/ASX 200 Index (AS51) (each a “Basket Index”).

Index Weightings:	The Index Weightings of the five Basket Indices (each an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:
	S&P 500® Index	50.00%
	Dow Jones EURO STOXX 50® Index	19.50%
	FTSE 100 Index®	14.50%
	Nikkei 225SM Index	14.00%
	S&P®/ASX 200 Index	2.00%
Protection Percentage:	15%
Participation Rate:	117.50%
No Interest Payments:	There will be no interest payment during the term of the notes.
Payment at Maturity (per $1,000):	• If the Basket Ending Level is equal to or above the Basket Starting Level, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Basket Return multiplied by a participation rate of 117.50%. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 note principal amount will be calculated as follows:

	$1,000 + ($1,000 x Basket Return x Participation Rate)

	• If the Basket Ending Level is below the Basket Starting Level by up to 15%, you will receive the principal amount of your notes at maturity.

•  If the Basket Ending Level is below the Basket Starting Level by more than the Protection Percentage of 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

	$1,000 + [$1,000 x (Basket Return + Protection Percentage)]

	If the Basket Ending Level declines from the Basket Starting Level by more than 15%, you could lose up to $850.00 per $1,000 note principal amount.

Basket Return:		Basket Ending Level – Basket Starting Level
	Basket Starting Level

Basket Starting Level:	Set equal to 100 on the Pricing Date

Basket Ending Level:	The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the S&P 500® Index Return x 50.00%) + (the Dow Jones EURO STOXX 50® Index Return x 19.50%) + (the FTSE 100 ® Index Return x 14.5%) + (the Nikkei 225SM Index Return x 14.00%) + (the S&P®/ASX 200 Index Return x 2.00%)]

The “S&P 500® Index Return,” the “Dow Jones EURO STOXX 50® Index Return”, the “the FTSE 100® Index Return”, the “Nikkei 225SM Index Return” and the S&P®/ASX 200 Index Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the Pricing Date to the respective index closing level on any trading day.

Pricing Date:	February 23, 2007*††

Settlement Date:	February 28, 2007*

Final Valuation Date:	August 25, 2010*†

Maturity Date:	August 28, 2010*†

Denominations:	$1,000 per Note

Minimum Investment:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	524908UZ1

ISIN:	US524908UZ15

*Expected.  In the event that we make any change to the expected Pricing Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 230-I.

†† The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences”.

Investing in the Buffered Principal at Risk Enhanced Participation Notes linked to a Basket of Five Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 230-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 700 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 700 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive proceeds equal to approximately $[  ] per $1,000 principal amount, or [  ]%, and will use approximately $[  ] per $1,000 principal amount of these proceeds to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

February 21, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 230-I and underlying supplement no. 700. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 700, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 230-I and “Risk Factors” in the accompanying underlying supplement no. 700, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 230-I dated February 21, 2007: http://www.sec.gov/Archives/edgar/data/806085/000110465907012630/a07-3345_21424b2.htm

•                  Underlying supplement no. 700 dated February 21, 2007: http://www.sec.gov/Archives/edgar/data/806085/000110465907012734/a07-3345_24424b2.htm

•                  MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc..

Selected Purchase Considerations

•                  Uncapped Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Participation Rate of 117.50%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket.  Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss:  At maturity, you will receive 100% of the principal amount of your notes if the Basket Ending Level is below the Basket Starting Level by up to 15%. If the Basket Ending Level is below the Basket Starting Level by more than 15%, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes.  For example, a Basket Return of -30% will result in a 15% loss of principal.

•                  Diversification Among the Basket Indices:  The return of the notes is linked to a Basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100

Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index.  The S&P 500® Index includes 500 leading companies in leading industries of the U.S. economy. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone.  The FTSE 100 Index® is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange.  The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries.  The S&P®/ASX 200 Index is Australia’s premier large capitalization tradeable equity index, and is Australia’s institutional benchmark.  For additional information about each Basket Component, see the information set forth under “The S&P 500® Index”, “The Dow Jones EURO STOXX 50® Index”, “The FTSE 100 Index®”, “The Nikkei 225SM Index” and “The S&P®/ASX 200 Index” in the accompanying underlying supplement no. 700.

•                  Certain U.S. Federal Income Tax Consequences: The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that the notes should be treated as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 230-I, and will be based on certain factual representations to be received from us on or prior to the Pricing Date.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 230-I and in the “Risk Factors” section of the accompanying underlying supplement no.700.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss:  The notes do not guarantee any return of principal in excess of $150.00 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Basket Ending Level beyond the 15% protection percentage as compared to the Basket Starting Level.  YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE BASKET DECLINES.

•                  Changes in the Level of the Basket Indices May Offset Each Other:  The notes are linked to an equally-weighted Basket composed of Basket Indices.  At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline.  Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Indices.

•                  No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•                  Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®,  the Nikkei 225SM Index and the S&P®/ASX 200 Index:  The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ASX 200 Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•                  Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.  We will pay compensation of up to $0.25 per note to the principals, agents and dealers in connection with the distribution of the notes.

•                  Lack of Liquidity:  The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, we are one of the companies that make up the S&P 500® Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the notes.

•                  We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes.  Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Basket.

•                  Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 230-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performance of the Basket for a Basket Return of -100% to 100% and reflects a Basket Starting Level of 100 and a Participation Rate of 117.50%. The hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the table below have been rounded for ease of analysis.

Basket Ending Level	Basket Return	Payment at Maturity	Return
0	-100%	$150.00	-85.000%
50	-50%	$650.00	-35.000%
75	-25%	$900.00	-20.000%
80	-20%	$950.00	-5.000%
90	-10%	$1,000.00	0%
100	0%	$1,000.00	0%
110	10%	$1,117.50	11.75%
120	20%	$1,235.00	23.50%
125	25%	$1,293.75	29.38%
150	50%	$1,587.50	58.75%
175	75%	$1,881.25	88.13%
200	100%	$2,175.00	117.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110.  Because the Basket Ending Level of 110 is above the Basket Starting Level of 100, the payment at maturity is equal to $1,117.50 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (0.10 x 1.175)] = $1,117.50

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90.  Because the Basket Ending Level of 90 is below the Basket Starting Level of 100 by not more than the Protection Percentage of 15%, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 75. Because the Basket Ending Level of 75 is below the Basket Starting Level of 100 by more than the Protection Percentage of 15%, the Index Return is negative and the investor will receive a payment at maturity of $900.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-.25 + .15)] = $900.00

Historical Information

The following graph sets forth the historical performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through February 16, 2007.  The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and that each Basket Index had the Index Weighting specified on the cover of this term sheet on that date. The closing level of the S&P 500® Index on February 16, 2007 was 1455.54. The closing level of the Dow Jones EURO STOXX 50® Index on February 16, 2007 was 4,247.40.  The closing level of the FTSE 100 Index® on February 16, 2007 was

6,419.50.  The closing level of the Nikkei 225SM Index on February 16, 2007 was 17,875.65.  The closing level of the S&P®/ASX 200 Index on February 16, 2007 was 5,953.70.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[     ] additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[     ], $[     ] and $[     ], respectively.

We expect to deliver the notes against payment on or about March 30, 2007, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if any purchaser wishes to trade the notes on the date of the pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Underwriters and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.